UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ShoLodge, Inc.

(Name of Subject Company (Issuer))

ShoLodge, Inc.

(Name of Filing Person (Issuer))

7 1/2% Convertible Subordinated Debentures, Due 2004
(Title of Class of Securities)

825034 AA 9
(CUSIP Number of Class of Securities)

Bob Marlowe
Chief Financial Officer
SHOLODGE, INC.
130 MAPLE DRIVE, NORTH
HENDERSONVILLE, TENNESSEE 37075
(615) 264-8000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee

$3,840,000	$311

•	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $6,000,000 aggregate principal amount at maturity of outstanding 7 1/2% Convertible Subordinated Debentures, Due 2004, are purchased at the maximum offer price of $640 per $1,000 principal amount at maturity. The amount of the Filing Fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, and the Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 for each $1,000,000.

SIGNATURE
INDEX TO EXHIBITS
EX-99.A.1.A FORM OF PURCHASE OFFER STATEMENT
EX-99.A.1.B FORM OF LETTER OF TRANSMITTAL
EX-99.A.1.C FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.D FORM OF LETTER TO BROKERS
EX-99.A.1.E FORM OF LETTER TO CLIENTS
EX-99.A.5 PRESS RELEASE

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Date Filed: Not Applicable	Form or Registration No.: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by ShoLodge, Inc., a Tennessee corporation (“ShoLodge”), to purchase for cash up to $6,000,000 aggregate principal amount at maturity of its 7 1/2% Convertible Subordinated Debentures, Due 2004 (the “Notes”) at a purchase price of $640 per $1,000 principal amount at maturity of the Notes. Reference to a Note in the singular refers to a Note representing $1,000 principal amount at maturity.

This Schedule TO is being filed by ShoLodge. ShoLodge’s offer for the Notes is being made on the terms and subject to the conditions set forth in the attached Purchase Offer Statement dated November 18, 2003 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 5:00 P.M., Eastern time, on December 19, 2003, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1. Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary of the Offer” is incorporated herein by reference.

Item 2. Subject Company Information

(a)  Name and Address. The name of the issuer of the Notes is ShoLodge, Inc. The address of the principal executive offices of ShoLodge, Inc. is 130 Maple Drive, North, Hendersonville, Tennessee 37075. Its telephone number is (615) 264-8000.

(b)  Securities. This Schedule TO relates to the offer by ShoLodge to purchase up to $6,000,000 aggregate principal amount at maturity of its Notes at a purchase price of $640 per $1,000 principal amount at maturity of the Notes. The information set forth in the section entitled—“Market and Trading Information of the Notes” of the Offer to Purchase is incorporated herein by reference. As of November 18, 2003, there was $54,000,000 aggregate principal amount at maturity of the Notes outstanding, $43,168,000 of which were owned by ShoLodge. As of November 18, 2003, each $1,000 principal amount at maturity of Notes was convertible into 42.9 shares of ShoLodge’s common stock, no par value.

(c)  Trading Market and Price. The information set forth in the section—“Market and Trading Information of the Notes” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)  Name and Address. This is an issuer tender offer. The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)  Material Terms.

(1)  Tender Offers.

(i)-(iii), (v)-(viii), (ix), (xii) The information set forth in the sections entitled —“Summary of the Offer,” —“The Offer” and —“Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(iv), (x)-(xi) Not applicable.

(2)  Mergers and Similar Transactions. Not applicable.

(b)  Purchases. To the best knowledge of ShoLodge, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e)  Agreements Involving Subject Company’s Securities. Not applicable.

Item 6. Purpose of the Transaction and Plans or Proposals

(a)  Purposes. The information set forth in the section entitled—“The Offer” of the Offer to Purchase is incorporated herein by reference.

(b)  Use of Securities Acquired. Any Notes submitted for purchase may either (i) remain outstanding and be owned by ShoLodge or (ii) be canceled and retired.

(c)  Plans. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration

(a)  Source of Funds. The information set forth in section entitled—“The Offer” of the Offer to Purchase is incorporated herein by reference.

(b)  Conditions. Not applicable.

(d)  Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company

(a)  Securities Ownership. To the best knowledge of ShoLodge, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b)  Securities Transactions. On August 27, 2003 ShoLodge, Inc. completed a prior tender offer that it made to purchase up to $7,000,000 (principal amount) of the Notes for a price of $730 per $,1000 principal amount. A total of $1,631,000 in principal amount of the Notes were tendered and purchased by ShoLodge, Inc. in connection with that offer.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a)  Solicitations or Recommendations. No persons have been retained by ShoLodge to make solicitations or recommendations in connection with the Offer.

Item 10. Financial Statements

(a)  Financial Information. ShoLodge does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and ShoLodge is a public reporting company that files reports electronically under EDGAR.

(b)  Pro Forma Information. Not applicable.

Item 11. Additional Information

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	ShoLodge is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits

(a)(1)(A)	Form of Purchase Offer Statement dated November 18, 2003.

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Press Release issued by ShoLodge on November 18, 2003.

(b)(1)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOLODGE, INC.

By:	/S/ Leon Moore Name: Leon Moore Title: Chief Executive Officer

Dated: November 18, 2003

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Form of Purchase Offer Statement dated November 18, 2003.

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Press Release issued by ShoLodge on November 18, 2003.

(b)(1)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.